

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

Via E-mail
Peter French
Chief Executive Officer
Benitec Biopharma Limited
c/o Tacere Therapeutics, Inc.
3940 Trust Way
Hayward, California 94545

> **Re: Benitec Biopharma Limited**
> **Draft Registration Statement on Form F -1**
> **Submitted May 4, 2015**
> **CIK No. 0001552795**

Dear Mr. French:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Our Pipeline, page 3

1. Please add a column naming the product candidate that corresponds to each indication in your product pipeline table.

2. As currently presented, the table appears to convey progress towards regulatory approval that may be misleading for investors. For example, the progress for TT-034 in the Hepatitis C indication appears to be near completion, but a Phase I/II clinical trial has only recently been initiated. Please revise the table to more accurately reflect the timeline for regulatory approval.

3. Your product pipeline table should highlight your products in development that are reasonably likely to result in an approved product in the foreseeable future. Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table. Accordingly, please limit your table to products that are at least in the preclinical stage of development.

"We receive Australian government research and development grants…," page 14

4. Please expand the discussion to disclose whether and the extent to which there is an application process for the grants. In addition, please quantify the dollar amount of the grants you received in each of the past two years.

"As a foreign private issuer, we are permitted…," page 51

5. We note your reference to "certain" home country corporate governance practices. Please expand your discussion to make clear each Australian home country practice upon which you may rely or include a reference to your disclosure under "Exemptions from Certain NASDAQ Corporate Governance Rules, page 141."

Use of Proceeds, page 56

6. To the extent practicable, please provide specific estimates of how far you expect the offering proceeds will enable you to advance each of your development programs.   For example, you should indicate whether you expect the proceeds of the offering will allow you to fund the Phase I/II clinical trial of TT-034 to completion.

7. Please expand the discussion in the fifth bullet to specify the approximate amount of proceeds you intend to allocate to the OPMD program, development of ddRNAi-modified stem cells as therapeutics, and CAR T, respectively.

8. Please expand the discussion in the sixth bullet to state the specific amount you intend to allocate for the development of scalable manufacturing and whether this amount is sufficient to complete manufacturing facilities sufficient for your preclinical and clinical purposes.

Business
Figure 6. Transduction in hepatocytes, page 88

9. Please revise the narrative disclosure to Figure 6 so that it is sufficiently clear to readers what the illustration represents. Specifically, please explain the significance of the size and concentration of the darker portions of the graphic and clarify how the figure demonstrates nearly 100% transduction of hepatocytes.

<u>Figure 7. HCV inhibition and no liver toxicity, page 88</u>

10. We note you disclose that no liver toxicity was observed in clinically relevant doses of TT-034 and that ALT levels below 40 U/L are considered normal. However, the toxicity chart for Figure 7 presents ALT levels on a scale of 1400 U/L, in increments of 200 U/L, making the observed toxicity measurements difficult to read. Please revise the toxicity chart to present ALT on a smaller scale with smaller increments so that the observed toxicity levels are legible.

<u>Figure 12. Effects of TT-211 on VEGF-A, page 97</u>

11. Please revise the narrative disclosure for Figure 12 to include a more thorough explanation of the results observed so that it is sufficiently clear to lay readers what the graphic represents.

<u>Ongoing Development Plan for AMD – Development of Novel Delivery Vector, page 98</u>

12. We note your disclosure regarding your relationship with 4DMT. Please file your agreement with 4DMT as an exhibit to your registration statement, or provide an analysis as to why the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

<u>Our Out-Licensed Programs, page 106</u>

13. Please disclose the total amount of upfront payments you have received under each license agreement and the total amount of milestone payments you may receive under each agreement. In addition, please file the agreements as exhibits to you registration statement as required under Item 601(b)(10) of Regulation S-K.

<u>Manufacturing, page 113</u>

14. Please file your agreement with Omnia Biologics, Inc. as an exhibit to your registration statement, or provide an analysis as to why the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

<u>Facilities, page 125</u>

15. Please update the discussion concerning the status of the leases and file the agreements as exhibits to your registration statement.

<u>Principal Shareholders, page 132</u>

16. We note your largest shareholder, RA Capital Management LLC, is located in the United States. Please revise the disclosure concerning the number of your ordinary shares

owned in the United States to include the shares owned by RA Capital Management LLC.

Description of Share Capital, page 135

17. Please include discussion of how management may make calls on shareholders for amounts owed as disclosed in Clause 6 of Exhibit 3. Please see Item 10.B.3(g) of Form 20-F.

18. Your use of the term "subject to" throughout under this heading often implies additional rights, privileges, or restrictions that are not explained in your descriptions. It is not sufficient to merely reference your Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Please revise your disclosure throughout, as practicable and necessary.

Enforceability of Civil Liabilities, page 166

19. Please make clear whether your discussion is based upon an opinion of counsel. Please see Item 101(g)(2) of Regulation S-K

Other

20. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

21. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha McCullom at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Marc R. Paul
        Baker & McKenzie LLP